Exhibit A

Mr. Klein also directly owns employee stock options to purchase shares of

Class A Common Stock as follows:

Option to purchase 5,000 shares with (i) exercise price of $242.50 per share,

(ii) vesting as follows: 999 on 06/30/2001, 1,000 on 6/30/2002, 1,000 on

6/30/2003, 1,000 on 06/30/2004 and 1,001 on 06/30/2005 and (iii) expiration on 09/27/2010

Option to purchase 2,500 shares with (i) exercise price of $215.00 per share,

(ii) vesting in five equal installments with the first installment vesting on

04/01/2001 and the remaining four installments vesting annually beginning on

10/01/2001 and (iii) expiration on 10/17/2010